   Goldman Sachs ETF Trust | 200 West Street | New York, NY 10282-2198

June 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs ETF Trust (the “Trust”)

Request for Withdrawal of Post-Effective Amendments

File Nos. 333-200933 and 811-23013

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number

249	3/5/2020	485APOS	0001193125-20-063216

266	5/18/2020	485BXT	0001193125-20-144790

273	6/16/2020	485BXT	0001193125-20-170458

282	7/14/2020	485BXT	0001193125-20-192402

289	8/11/2020	485BXT	0001193125-20-216256

293	9/9/2020	485BXT	0001193125-20-241923

296	10/8/2020	485BXT	0001193125-20-266084

301	11/5/2020	485BXT	0001193125-20-286721

304	12/3/2020	485BXT	0001193125-20-309357

311	12/30/2020	485BXT	0001193125-20-329445

315	1/28/2021	485BXT	0001193125-21-020860

319	2/25/2021	485BXT	0001193125-21-056732

322	3/25/2021	485BXT	0001193125-21-094211

329	4/22/2021	485BXT	0001193125-21-126493

336	5/20/2021	485BXT	0001193125-21-167579

352	6/17/2021	485BXT	0001193125-21-192959

365	7/15/2021	485BXT	0001193125-21-216264

377	8/12/2021	485BXT	0001193125-21-244371

384	9/9/2021	485BXT	0001193125-21-268639

391	10/7/2021	485BXT	0001193125-21-294120

406	11/4/2021	485BXT	0001193125-21-320022

412	12/2/2021	485BXT	0001193125-21-346649

420	12/28/2021	485BXT	0001193125-21-368035

429	1/26/2022	485BXT	0001193125-22-018314

432	2/24/2022	485BXT	0001193125-22-051852

435	3/24/2022	485BXT	0001193125-22-083830

438	4/21/2022	485BXT	0001193125-22-112928

441	5/19/2022	485BXT	0001193125-22-154859

444	6/16/2022	485BXT	0001193125-22-175404

447	7/14/2022	485BXT	0001193125-22-193562

455	8/11/2022	485BXT	0001193125-22-218344

458	9/8/2022	485BXT	0001193125-22-240890

467	10/6/2022	485BXT	0001193125-22-258825

474	11/3/2022	485BXT	0001193125-22-276737

483	12/1/2022	485BXT	0001193125-22-296427

499	12/29/2022	485BXT	0001193125-22-314500

506	1/26/2023	485BXT	0001193125-23-016121

509	2/9/2023	485BXT	0001193125-23-029875

517	3/9/2023	485BXT	0001193125-23-065957

525	4/5/2023	485BXT	0001193125-23-091926

535	5/4/2023	485BXT	0001193125-23-135615

543	6/1/2023	485BXT	0001193125-23-158800

555	6/29/2023	485BXT	0001193125-23-178367

563	7/27/2023	485BXT	0001193125-23-196009

576	8/24/2023	485BXT	0001193125-23-219841

582	9/21/2023	485BXT	0001193125-23-239524

593	10/19/2023	485BXT	0001193125-23-259190

600	11/16/2023	485BXT	0001193125-23-278655

608	12/14/2023	485BXT	0001193125-23-295398

622	1/11/2024	485BXT	0001193125-24-006667

626	2/8/2024	485BXT	0001193125-24-028215

631	3/7/2024	485BXT	0001193125-24-061905

634	4/4/2024	485BXT	0001193125-24-087004

637	4/18/2024	485BXT	0001193125-24-100512

643	5/16/2024	485BXT	0001193125-24-140293

These Post-Effective Amendments relate to a series of the Trust, Goldman Sachs ActiveBeta® U.S. Low Vol Plus Equity ETF. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Stephanie Capistron of Dechert LLP, at (617) 728-7127.

Sincerely,

/s/ Robert Griffith

Robert Griffith
Secretary